

September 17, 2014

Via E-mail
James G. Jackson
Chief Financial Officer
Breitburn GP, LLC
515 Flower Street, Suite 4800
Los Angeles, California 90071

> **Re:** **Breitburn Energy Partners LP**
> **Registration Statement on Form S-4**
> **Filed August 21, 2014**
> **File No. 333-198277**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-33055**

Dear Mr. Jackson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Proposal 1: The Merger, page 51

Background of the Merger, page 52

2. You state on page 52 that QRE management concluded in early March 2014 that market conditions and recent developments at QRE made it constructive to discuss strategic alternatives. Please revise to briefly discuss any such developments that are material.

3. We also note your disclosure that on or around March 11, 2014, Mr. Smith and representatives of RBC Capital Markets, LLC contacted six upstream MLPs to explore whether there was a possibility of a strategic combination that would make sense for QRE. Please revise your filing to discuss whether other strategic alternatives were considered, and if so, why they were not pursued. Please also disclose how the six upstream MLPs were selected.

4. In an appropriate place in this section, please identify all members of the QRE conflicts committee.

5. You disclose on page 31 that "QRE is subject to provisions that limit its ability to pursue alternatives to the merger, could discourage a potential competing acquirer of QRE from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, would require QRE to reimburse up to $16,425,000 of Breitburn's out-of-pocket expenses and pay a termination fee to Breitburn of $64,875,000." Please enhance your disclosure in this section to specify how these termination fees were determined.

6. You disclose on page 55 that "[o]n June 17, 2014…Mr. Washburn called Mr. Smith…and Mr. Smith informed Mr. Washburn that after reviewing other alternatives, QRE's standalone case was the best option for QRE compared to other alternatives" but that "Mr. Smith noted further his belief that a transaction with Breitburn would be a differentiating deal in the MLP space with numerous benefits to both sets of unitholders. Mr. Smith sought Mr. Washburn's interest in moving forward with the process and recommended they work through the asset and modeling concerns raised previously. In addition, Mr. Smith noted that QRE would need to move quickly, noting that if QRE did not enter into a strategic combination in the near term, it would need to move forward on some acquisitions and issue equity to provide liquidity." Please clarify what caused Mr. Smith to continue the process with Breitburn in light of his initial belief that QRE's standalone case was the best option. Please also disclose the nature of the "asset and modeling concerns" referenced by Mr. Smith.

7. You disclose on page 59 that on July 21, 2014, a representative of Latham & Watkins distributed a mark-up of the merger agreement. Please disclose any material changes reflected in such mark-up.

8. You disclose on page 63 that the QRE GP board of directors considered certain aspects of the merger agreement. Please revise to disclose whether the board considered the first two bulleted items on the top of page 63 to be generally positive or negative.

The Conflicts Committee's Reasons for the Merger; Recommendation of the Conflicts Committee, page 64

9. We note your disclosure on page 65 regarding the consideration by the QRE conflicts committee of the potential synergies from combining the operations of QRE and Breitburn. Please revise to quantify such potential synergies, or tell us why you do not believe that such information is material.

Opinion of the Financial Advisor to the QRE GP Board of Directors, page 68

10. You disclose on page 76 that "Greenhill has received a fee of $1,000,000 from QRE in connection with the rendering of this fairness opinion and will receive an additional customary fee contingent on the closing of the merger." Please quantify the "customary fee" that will be contingent on closing. Please see Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Opinion of the Financial Advisor to the QRE GP Conflicts Committee, page 76

11. Please disclose the criteria used to select the companies included in the analysis described under "Select Public Company Trading Statistics Analysis" on page 82. Similarly, please disclose the criteria used to select the transactions included in the analyses described under "Premiums Paid Analysis" and "Select Corporate Transaction Statistics Analysis" on pages 83 and 84, respectively.

12. We note that the description in the registration statement regarding the relationships between Tudor, Picking, Holt & Co. Securities, Inc. and QR Energy, LP does not provide a narrative and quantitative description of the fees paid to Tudor, Pickering and its affiliates by QR Energy, LP and its affiliates during the past two years. Please revise the registration statement to provide such information.

Form 10-K for Fiscal Year Ended December 31, 2013

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Risk Factors, page 26

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be insured, page 38

13. We note your disclosure on page 40 regarding regulatory risks related to hydraulic fracturing. Please revise the risk factor referenced above to address, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

James G. Jackson
Breitburn GP, LLC
September 17, 2014
Page 5

       Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any questions.


Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director


cc: <u>Via E-mail</u>
       Sean T. Wheeler
       Latham & Watkins